FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Shaw Alan	2. Issuer Name and Ticker or Trading Symbol Maxygen, Inc. (MAXY)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President, Codexis, Inc.
(Last) (First) (Middle) Maxygen, Inc. 515 Galveston Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/15/2002
(Street) Redwood City, CA 94063		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								1,730	D
Common Stock								298	I	Held by the Maxygen, Inc. 401(k) plan.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$14.45	11/15/2002		D(1)			150,000	(2)	9/3/2011	Common Stock	150,000
Employee Stock Option (right to buy)	$14.14	11/15/2002		D(3)			3,125	(4)	1/17/2012	Common Stock	3,125
Employee Stock Option (right to buy)	$12.44	11/15/2002		D(5)			3,125	(6)	3/31/2012	Common Stock	3,125
Employee Stock Option (right to buy)	$10.51	11/15/2002		D(7)			3,125	(8)	6/30/2012	Common Stock	3,125
Employee Stock Option (right to buy)	$6.74	11/15/2002		D(9)			3,125	(10)	9/30/2012	Common Stock	3,125		50,000	D

Explanation of Responses:

(1) Cancellation of option in exchange for promise to issue future option.
(2) The option vests and is exercisable as to 50,000 shares on each of August 6, 2003, August 6, 2004 and August 6, 2005.
(3) Cancellation of option in exchange for promise to issue future option.
(4) The option vests and is exercisable as to 1/4 of the underlying shares on January 1, 2003 and as to 1/48 of the underlying shares monthly thereafter beginning February 1, 2003.
(5) Cancellation of option in exchange for promise to issue future option.
(6) The option vests and is exercisable as to 1/4 of the underlying shares on January 1, 2003 and as to 1/48 of the underlying shares monthly thereafter beginning February 1, 2003.
(7) Cancellation of option in exchange for promise to issue future option.
(8) The option vests and is exercisable as to 1/4 of the underlying shares on January 1, 2003 and as to 1/48 of the underlying shares monthly thereafter beginning February 1, 2003.
(9) Cancellation of option in exchange for promise to issue future option.
(10) The option vests and is exercisable as to 1/4 of the underlying shares on January 1, 2003 and as to 1/48 of the underlying shares monthly thereafter beginning February 1, 2003.

By: /s/ Alan Shaw **Signature of Reporting Person	11/15/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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